UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 27, 2022

Date of Report (Date of earliest event reported)

MANA CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41097	87-0925574
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 The Green, Suite 12490, Dover, Delaware	19901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (302) 281-2147

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, par value $0.00001, one-half of one redeemable warrant and one right to acquire 1/7th of one share of common stock	MAAQU	The Nasdaq Stock Market LLC
Common Stock, par value $0.00001	MAAQ	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one-half of one share of common stock	MAAQW	The Nasdaq Stock Market LLC
Rights, each to receive one-seventh (1/7) of one share of common stock	MAAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 27, 2022, Mana Capital Acquisition Corp., a Delaware corporation (“Mana Capital”), entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Mana Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Mana (“Merger Sub”), Cardio Diagnostics, Inc., a Delaware corporation (“Cardio”) and Meeshanthini (Meesha) Dogan, in her capacity as the representative of the Cardio shareholders. Pursuant to the terms of the Merger Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, (i) Merger Sub will merge with and into Cardio (the “Merger”), with Cardio surviving the merger in accordance with the Delaware General Corporation Law as a wholly-owned subsidiary of Mana Capital; and (ii) Mana Capital will change its name to Cardio Diagnostics Holdings Inc. (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”).

Consideration

The aggregate consideration payable at the closing of the Business Combination (the “Closing”) to the stockholders of Cardio will be the issuance of such number of shares of Mana Capital Common Stock, par value $0.00001 per share (the “Common Stock”) as shall be determined by dividing the “Aggregate Closing Merger Consideration Value” by $10.00, which represents the agreed valuation of one share of Mana Capital Common Stock. Under the Merger Agreement, the Aggregate Closing Merger Consideration Value is determined by adding (i) the aggregate exercise price of outstanding Cardio Options and Warrants and (ii) the amount by which Cardio’s closing cash exceeds $500,000 to the base value of $75,000,000, and subtracting from that sum the amount by which Cardio’s closing net debt exceeds $500,000. Of the shares of Mana Capital Common Stock to be delivered at Closing, the holders of Cardio common stock will receive, in exchange for the Cardio shares owned by such persons, shares of Common Stock of Mana Capital. On the date the Merger is effective (the “Effective Time”) by virtue of the Merger and without any action on the part of Mana Capital, Merger Sub, or Cardio:

a.       each share of Cardio common stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into such Cardio Stockholder’s right to receive the number of shares of Mana Capital Common Stock equal to the product obtained by multiplying the number of shares of common stock of Cardio held by such stockholders by the Exchange Ratio (as defined in the Merger Agreement as the quotient of (a) the Aggregate Closing Merger Consideration divided by (b) the Company Fully Diluted Capital Stock);

b.       each Cardio stock option (whether vested or unvested) that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Mana Capital and automatically converted into an option to purchase shares of Mana Capital Common Stock (each an “Assumed Option”). The number of shares of Mana Capital Common Stock (rounded down to the nearest whole share) that are subject to each Assumed Option shall be equal to the product of (i) the number of shares of Cardio common stock subject to the Cardio stock option and (ii) the Exchange Ratio, and the exercise price per share of the Assumed Option (rounded up to the nearest whole cent) shall be equal to the quotient obtained by dividing (A) the exercise price per share of the Cardio stock option by (B) the Exchange Ratio. Mana Capital shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any Assumed Options remain outstanding, a sufficient number of shares of Mana Capital Common Stock for delivery upon the exercise of such Assumed Options;

c.      each Cardio common stock purchase warrant that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Mana Capital and automatically converted into a warrant to purchase shares of Mana Capital Common Stock (each an “Assumed Warrant”). The number of shares of Mana Capital Common Stock (rounded down to the nearest whole share) that are subject to each Assumed Warrant shall be equal to the product of (i) the number of shares of Cardio common stock subject to the Cardio warrant and (ii) the Exchange Ratio, and the exercise price per share of the Assumed Warrant (rounded up to the nearest whole cent) shall be equal to the quotient obtained by dividing (A) the exercise price per share of the Cardio warrant by (B) the Exchange Ratio. Mana Capital shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any Assumed Warrants remain outstanding, a sufficient number of shares of Mana Capital Common Stock for delivery upon the exercise of such Assumed Warrants; and

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 d.       each share of common stock of Merger Sub, par value $0.00001 per share issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of Cardio, the surviving corporation in the Merger.

Stockholder Earnout

Pursuant to the terms of the Merger Agreement, holders of Cardio common stock will also receive, in the aggregate, up to an additional 1,000,000 shares of Common Stock (the “Earnout Shares”) in four equal tranches if, during the period from the Closing through and including the fourth anniversary of the date of the Closing, the dollar volume-weighted average price of Common Stock (as determined in accordance with the Merger Agreement) equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively, per share for thirty (30) of any forty (40) consecutive trading days commencing after the Closing on the Nasdaq or any other national securities exchange, as applicable for each of such four tranches, respectively. The Earnout Shares will be allocated on a pro rata basis among the members of the Stockholder Earnout Group (as defined in the Merger Agreement) in accordance with the Merger Agreement.

Nasdaq Listing

Pursuant to the terms of the Merger Agreement, Mana Capital is required to use its reasonable best efforts to cause the Common Stock to be issued in connection with the Merger to be approved for listing on the Nasdaq Global Market (“Nasdaq”) at the Closing. The approval by Nasdaq of Mana Capital’s listing application is a condition of Closing.

Mana Capital Post-Closing Board of Directors and Executive Officers

Immediately following the Closing, Mana Capital’s board of directors will consist of no more than seven directors of which Mana Capital has the right to designate one director and the remaining six directors will be designated by Cardio. At Closing, all of the executive officers of Mana Capital shall resign and the individuals serving as executive officers of Mana Capital immediately after the Closing will be the same individuals (in the same offices) as those of Cardio immediately prior to the Closing.

Stockholder Approval

Mana Capital has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 including proxy materials in the form of a proxy statement (as amended or supplemented from time to time, the “Form S-4”) for the purpose of soliciting proxies from the stockholders of Mana Capital to among other things, vote in favor of the Merger Agreement and the other proposals set forth below at a special meeting of the stockholders of Mana Capital (the “Special Meeting”) and to register certain securities of Mana Capital with the SEC. After the Form S-4 has been declared effective, Mana Capital will mail a definitive proxy statement, when available, to its stockholders.

Mana Capital will seek stockholder approval of the following proposals: (i) to consider and vote on a proposal to adopt and approve (a) the Merger Agreement and (b) the Merger and the other transactions contemplated by the Merger Agreement (the “Business Combination Proposal”), (ii) to consider and vote on a proposal to adopt the proposed amended and restated certificate of incorporation of Mana Capital (the “Charter Amendment Proposal”); (iii) to consider and vote on a proposal to approve the 2022 Equity Incentive Plan, a copy of which will be included in the proxy statement mailed to stockholders (the “Equity Plan Adoption Proposal”); (iv) to consider and vote on a proposal to approve, for purposes of complying with Nasdaq Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Mana Capital Common Stock and the resulting change in control in connection with the Merger (the “Nasdaq 20% Share Issuance Proposal”); (v) to consider and vote upon a proposal to elect, effective as of the consummation of the Merger, certain directors to serve on the Mana Capital Board of Directors (the “Director Election Proposal”); and (vi) to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Equity Plan Adoption Proposal, the Nasdaq 20% Share Issuance Proposal or the Director Election Proposal (the “Adjournment Proposal” and collectively with the Business Combination Proposal, the Charter Amendment Proposal, the Equity Plan Adoption Proposal, the Nasdaq 20% Share Issuance Proposal and the Director Election Proposal, the “Mana Capital Proposals”).

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Closing

The Closing will be on a date to be specified by Mana Capital and Cardio, but in no event later than three business days following the satisfaction or waiver of all of the closing conditions. It is expected that the Closing will occur in the third quarter or fourth quarter of 2022. The Merger Agreement includes an outside Closing date of December 23, 2022.

Representations and Warranties

In the Merger Agreement, Cardio makes certain representations and warranties (with certain exceptions set forth in the Cardio disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate organization of Cardio and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure; (e) accuracy of charter and governing documents; (f) affiliate transactions; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) insurance; (m) licenses and permits; (n) compliance with laws; (o) ownership of intellectual property; (p) employment and labor matters; (q) taxes and audits; (r) environmental matters; (s) brokers and finders; and (t) other customary representations and warranties.

In the Merger Agreement, Mana Capital makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) brokers and finders; (d) capital structure; (e) validity of share issuance; (f) minimum trust fund amount; (g) Nasdaq listing; and (h) SEC filing requirements.

Covenants and Conduct Prior to Closing

The Merger Agreement contains customary covenants by the parties thereto, including, among other things, covenants with respect to the conduct of Mana Capital and Cardio during the period between execution of the Merger Agreement and the Closing. The covenants under the Merger Agreement include, among other things, the following: (i) that Cardio has agreed to operate its business in the ordinary course prior to the Closing of the Merger (with certain exceptions) and not to take certain specified actions without the prior written consent of Mana Capital; and (ii) Mana Capital has agreed to operate its business in the ordinary course prior to the Closing of the Merger (with certain exceptions) and not to take certain specified actions without the prior written consent of Cardio.

In addition, the parties agreed to take the following actions, among others, before the completion of the Merger:

(i) Cardio shall enter into new employment or consulting agreements with its Chief Executive Officer, Chief Medical Officer, Chief Financial Officer and Non-Executive Chairman. The employment or consulting agreements will be effective as of the effective date and time of the Merger. Cardio shall also enter into restrictive covenant agreements with such persons (the “Restricted Parties”), pursuant to which the Restricted Parties will agree to certain non-compete and non-solicit provisions;

(ii) Cardio shall enter into lockup agreements with the Restricted Parties to restrict the ability of such persons to sell or transfer their newly-acquired Mana Capital securities for a period of up to six months following the Closing; and

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(iii) prior to the Closing, Mana Capital’s board of directors shall approve and its stockholders shall approve as part of its proxy statement a stock-based equity incentive plan that would include a reserve for up to 1,600,000 shares of Mana Capital’s common stock and on such other terms as are customary for a company whose securities are traded on the Nasdaq Stock Market;

In addition, pursuant to the Merger Agreement, Cardio agreed that in the event that the Closing cannot occur on or before the initial expiration date of Mana Capital under its amended and restated certificate of incorporation because the SEC has not declared the Form S-4 effective, resulting in the inability to schedule the Mana Capital Stockholder Meeting prior to the initial expiration date of Mana Capital under its amended and restated certificate of incorporation, Mana Capital shall have the right to effect one or more one-month extensions of its corporate duration so that the transaction can be consummated and Cardio shall, upon request, advance to Mana Capital the necessary extension fees (as provided for in Mana Capital’s amended and restated certificate of incorporation). Such advance(s) shall be evidenced by the issuance of one or more promissory notes, which notes will be repaid in shares of Mana Capital Common Stock at the price of $10.00 per share upon the consummation of the Merger. In the event of termination of the Merger Agreement, in some circumstances Mana Capital shall promptly repay to Cardio the full amount of such advances.

The parties to the Merger Agreement have also agreed to cooperate and use their best efforts to consummate a PIPE Investment of at least $3 million as soon as reasonably practicable after closing of the Business Combination.

Conditions to Closing

The Closing is subject to certain conditions, including, among other things, the satisfaction or waiver (where permissible) of the following conditions: (a) approval by the stockholders of both Mana Capital and Cardio of the Business Combination, (b) the stockholders of Mana Capital have approved and adopted the Mana Capital Proposals; (c) approval of the listing on Nasdaq of Mana Capital’s common stock to be issued in connection with the Business Combination; (d) the representations and warranties of Mana Capital and Cardio set forth in the Merger Agreement are true and correct, in all material respects, as of its date and as of the Closing Date; (e) there shall have been no Company Material Adverse Effect (as defined in the Merger Agreement); (f) after giving effect to all redemptions of Mana Capital Common Stock in connection with the Merger, the net tangible assets held by Mana Capital shall be equal to at least $5,000,001; (g) the Restricted Parties have entered into lock-up agreements; (h) Cardio shall have entered into employment or consulting agreements with the Restricted Parties; and (i) Cardio shall have consummated sales of at least $4,500,000 of its securities in a private placement.

Indemnification

From and after the Closing, certain of the Cardio stockholders have agreed to indemnify and hold harmless Mana Capital against and in respect of specified actual and direct losses incurred or sustained by Mana Capital as a result of: (a) any breach of any of Cardio’s representations and warranties set forth in the Merger Agreement (as modified by the Cardio disclosure schedule to the Merger Agreement); (b) any breach of any covenants or obligations of Cardio contained in the Merger Agreement to be performed prior to the Closing; and (c) certain additional losses as specified in the Merger Agreement. An aggregate of 800,000 shares of Mana Capital common stock issuable to the Cardio stockholders at the Closing shall be deposited into a third-party escrow account (the “Indemnification Escrow Shares”) to serve as Mana Capital’s security for the foregoing indemnification obligations.

The indemnification to which Mana Capital is entitled pursuant to the Merger shall be effective so long as it is asserted prior to the expiration of the 24-month anniversary of the Closing date, except for certain claims that may be asserted prior to the expiration the 36-month anniversary of the Closing date.

Termination

The Merger Agreement may be terminated at any time prior to the Closing by mutual written agreement of Mana Capital and Cardio. In addition, the Merger Agreement may be terminated under certain circumstances, including, among others, (i) by either party in the event a governmental authority shall have issued an order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order is final and non-appealable, (ii) by Mana Capital, if Cardio shall have breached any representation, warranty, agreement or covenant contained in the Merger Agreement to be performed on or prior to the Closing date, which has rendered the satisfaction of any of the closing conditions set forth in the Merger Agreement impossible; and such breach shall not be cured within thirty (30) days following receipt by Cardio of written notice of such breach; (iii) by Cardio, if Mana Capital shall have breached any representation, warranty, agreement or covenant contained in the Merger Agreement to be performed on or prior to the Closing date, which has rendered the satisfaction of any of the closing conditions set forth in the Merger Agreement impossible; and such breach shall not be cured within thirty (30) days following receipt by Mana Capital of written notice of such breach; or (iv) by Mana Capital, if (A) there has been a material adverse effect on Cardio (or its subsidiary) following the execution of the Merger Agreement, which is uncured and continuing or (B) if Mana Capital’s stockholders shall not have approved the Merger at a meeting of Mana Capital’s stockholders’ convened for such purpose.

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The Merger Agreement further provides, that other than with respect to the failure of the SEC to declare the Form S-4 effective, in the event that (i) the Closing does not take place on or prior to December 23, 2022 (or a later date as may be extended under the Merger Agreement) due to any material delay caused by or any reason directly attributable to Cardio or its subsidiary, (ii) Cardio does not obtain the approval of the Merger by its stockholders, or (iii) there is a valid and effective termination of the Merger Agreement by Mana Capital in various circumstances where Cardio breaches, and such breach would constitute a Company Material Adverse Event, then Cardio shall pay to Mana Capital a break-up fee in cash equal to Three Million U.S. Dollars ($3,000,000).

Lock-Up Agreement

In connection with the Closing, the Restricted Parties will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Mana Capital Common Stock held by them (the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 6 months after the Closing Date (the “Lock-Up Period”).

Non-Compete Agreement

At the Closing of the Business Combination, the Restricted Parties will enter into a non-competition and non-solicitation agreement, pursuant to which such persons will agree to certain non-solicitation and non-compete covenants for a period of the lesser of three years from the Closing or one year following the termination of such person’s employment.

The foregoing descriptions of the Lock-Up Agreement and Non-Compete Agreement are qualified in their entirety by reference to the full text of the forms of Lock-Up Agreement and Non-Compete Agreement, copies of which are included as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K, respectively, and incorporated herein by reference.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Mana Capital, Cardio or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Mana Capital’s public disclosures.

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Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a copy of the press release issued on May 31, 2022 announcing the proposed transaction.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Mana Capital under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Important Information and Where To Find It

In connection with the proposed Business Combination, Mana Capital has filed a registration statement on Form S-4 containing proxy materials in the form of a proxy statement with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of Mana Capital’s common stock in connection with Mana Capital’s solicitation of proxies for the vote by Mana Capital’s stockholders with respect to the proposed Business Combination and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Cardio’s stockholders in connection with the proposed Business Combination. After the Form S-4 has been declared effective, Mana Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mana Capital, Cardio and the proposed Business Combination. Additionally, Mana Capital will file other relevant materials with the SEC in connection with the Business Combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Securityholders of Mana Capital are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Participants in the Solicitation

Mana Capital and Cardio and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mana Capital’s executive officers and directors in the solicitation by reading Mana Capital’s Form S-4 and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information about the directors and executive officers of Mana Capital is set forth in Mana Capital’s annual report for the year ended December 31, 2021 on Form 10-K (the “Form 10-K”), which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Business Combination is set forth in the Form S-4. These documents can be obtained free of charge at www.sec.gov.

Cardio and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mana Capital in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Form S-4 filed in connection with the proposed Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Mana Capital or Cardio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Mana Capital and Cardio’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Mana Capital’s and Cardio’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Mana Capital’s and Cardio’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Mana Capital or Cardio following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Mana Capital or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain the listing of the common stock of the post-acquisition company on the Nasdaq Stock Market or any alternative national securities exchange following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Cardio may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business; and (12) other risks and uncertainties indicated from time to time in the proxy statement to be filed relating to the Business Combination, including those under “Risk Factors” therein, and in Mana Capital’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Mana Capital considers immaterial or that are unknown. Mana Capital cautions that the foregoing list of factors is not exclusive. Mana Capital further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mana Capital does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits

The following exhibits are attached to this Current Report on Form 8-K:

Exhibit No.	Exhibit Title or Description

2.1	Merger Agreement and Plan of Reorganization by and among Cardio Diagnostics, Inc., Meeshanthini (Meesha) Dogan, as Representative of the Shareholders of the Company, Mana Capital Acquisition Corp. and Mana Merger Sub, Inc., dated May 27, 2022*

10.1	Form of Lock-up Agreement

10.2	Form of Non-Compete Agreement

99.1	Press Release dated May 31, 2022**.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and other similar attachments upon request by the SEC.

**	Furnished but not filed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Mana Capital Acquisition Corp.

Dated: May 31, 2022	By:	/s/ Jonathan Intrater
	Name:	Jonathan Intrater
	Title:	Chief Executive Officer